| Form 1<br>Page 1<br>Execution Page | U.S. SECURITIES AND EXCHANGE COMMISSION<br>WASHINGTON, D.C. 20549<br><br>APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT | Date filed (MM/DD/YY)<br><br>10/23/19 | OFFICIAL USE ONLY |
|---|---|---|---|

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal actior

19004217

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

SEC Mail Proces Section Washington DC 415

SEC Mail Processing Section OCT 24 2019 Washington DC 415

RECEIVED 2019 OCT 24 AM 10:57 SEC / TM

1. State the name of the applicant: Cboe Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
400 South LaSalle Street
Chicago, Illinois 60605

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Kyle Murray (Name) VP, Associate General Counsel, Cboe Exchange, Inc. (Title) (913) 815-7121 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
400 S. LaSalle Street
Chicago, IL 60605

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation ____ Sole Partnership ____ Partnership ____ Limited Liability Company ____ Other (specify): ____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

**EXECUTION:**
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 10/23/19 (MM/DD/YY) Cboe Exchange, Inc. (Name of Applicant)

By: [signature] (Signature) Kyle Murray, VP, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this 23rd day of Oct. (Month), 2019 (Year) by [signature] (Notary Public)

My Commission expires 08/04/23 County of Johnson State of Kansas

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

NOTARY PUBLIC
BIANCA STODDEN
My Appointment Expires
August 4, 2023

Cboe

October 23, 2019

**Via Federal Express**

Ms. Jeanette Marshall
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

SEC
Mail Processing
Section
OCT 24 2019
Washington DC
415

SEC
Mail Processing
Section
OCT 24 2019
Washington DC
415

*Re:* ***Cboe Exchange, Inc.***
***Form 1 Amendment***

Dear Jeanette:

On behalf of Cboe Exchange, Inc. (the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibit[1]:

- Exhibit F (updated to include the most recent, final versions of agreements circulated to Members and other Users of the Exchange)

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit F currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Kyle Murray
VP, Associate General Counsel
913-815-7121

RECEIVED
2019 OCT 24 AM 10:51
SEC / TM

Enclosures

---

[1] See Attachment for a comprehensive list of updates to Exhibit F

## Attachment

*Summary of changes made to Exhibit F:*

- Individual Nominee Application – updated to new format, title change and included financial questions and nominee authorization
- Order Service Firm Application and Guarantee – updated to new format and included guarantee
- TPH Organization Application – updated to new format and included financial questions
- TPH Organization Application to Transact Business with the Public – updated to new format and title change
- Individual Consent to Jurisdiction – updated to new format
- Organization Consent to Jurisdiction – updated to new format
- FLEX Options Application – updated to new format ad removed 'login' field
- Individual TPH Letter of Guarantee – updated to new format, removed DPM and LMM boxes and title change
- Self Clearing TPH Letter of Guarantee – new guarantee
- GTH Self Clearing TPH Letter of Guarantee – new guarantee
- TPH Organization Letter of Guarantee – updated to new format and title change
- GTH TPH Organization Letter of Guarantee – updated to new format and title change
- TPH Activation/Termination Form – updated to new format
- Trading Permit Request Form – updated to new format and title change

# Exhibit F

**Exhibit Request:**

A complete set of all forms pertaining to:

1. Application for membership, participation or subscription to the entity,
2. Application for approval as a person associated with a member, participant or subscriber of the entity, and
3. Any other similar materials.

**Response:**

Attached please find the following documents which have recently been added or updated:

1. Individual Nominee Application – updated to new format, title change and included financial questions and nominee authorization
2. Order Service Firm Application and Guarantee – updated to new format and included guarantee
3. TPH Organization Application – updated to new format and included financial questions
4. TPH Organization Application to Transact Business with the Public – updated to new format and title change
5. Individual Consent to Jurisdiction – updated to new format
6. Organization Consent to Jurisdiction – updated to new format
7. FLEX Options Application – updated to new format and removed 'login' field
8. Individual TPH Letter of Guarantee – updated to new format, removed DPM and LMM boxes and title change
9. Self Clearing TPH Letter of Guarantee – new guarantee
10. GTH Self Clearing TPH Letter of Guarantee – new guarantee
11. TPH Organization Letter of Guarantee – updated to new format and title change
12. GTH TPH Organization Letter of Guarantee – updated to new format and title change
13. TPH Activation/Termination Form – updated to new format
14. Trading Permit Request Form - – updated to new format and title change

# Cboe Exchange, Inc.
# Individual Nominee Application

In order to become a Trading Permit Holder ("TPH") of Cboe Exchange, Inc. ("Cboe Options") an applicant must complete and submit all materials listed on the Application Checklist below via email to MembershipServices@cboe.com.

Applicants are required to answer ***every*** question and provide the requested information in each field. Applicants may answer not applicable ("N/A") where appropriate. For all areas requesting a CRD # or NFA #, Applicants are required to provide an ID number or mark N/A. Applicants are required to update any information submitted in this application when and if it becomes inaccurate or incomplete while this application is pending.

## APPLICATION CHECKLIST

**Items required for application approval:**

- ☐ Individual Nominee Application
- ☐ Full Form U-4, if not available on WebCRD – *applicable to new applicants*
- ☐ Nominee Authorization, Guarantee and Certification
- ☐ Fingerprints
- ☐ Appropriate qualification examination(s) and registration(s) on WebCRD
- ☐ Application Fee

  Please refer to 'Application-Related Fees' section of the Cboe Fee Schedule for current pricing information. Application fees will be billed electronically through the firms OCC account and are non-refundable.

**Items required to become effective:**

- ☐ Individual TPH Letter of Guarantee
- ☐ Flexible Exchange (FLEX) Options Trader Application, *if applicable*
- ☐ TPH Activation / Termination Form
- ☐ Trading Permit Request Form

Note: All application materials sent to Cboe Options will be reviewed for completeness.

Cboe Options may request applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process. If you have questions on completing the application, you may direct them to Membership Services at MembershipServices@cboe.com or 312.786.7449. In addition, please refer to Cboe's website at www.markets.cboe.com for additional information regarding the approval process.

# Cboe Exchange, Inc.
## Individual Nominee Application

| GENERAL INFORMATION | | |
|---|---|---|
| Applicant Name: | CRD #: | NFA #: |
| Business Phone: | Alternate Phone: | |
| Email*:<br>*Email addresses from a public domain (e.g. @gmail.com, @hotmail.com, @yahoo.com) will not be accepted.* | | |
| Mailing Address: | | |
| City: | State: | Zip: |

| TPH ORGANIZATION FOR WHICH YOU WILL BE A NOMINEE |
|---|
| Firm Name: |

| TYPE OF BUSINESS ACTIVITIES CONDUCTED BY APPLICANT | |
|---|---|
| ☐ Market Maker | ☐ Floor Broker |

| DESIGNATED CLEARING FIRM | |
|---|---|
| Identify the Clearing Firm issuing the guarantee for the Applicant's activity of Cboe Options: | |
| Name: | OCC #: |

**QUESTIONS**

Are you currently, or have you ever been, a Cboe Nominee? ☐ Yes ☐ No

If yes, identify the last firm you were associated with: ______________________________

Are you currently, or have you ever been, the subject of a legal proceeding? Please identify and describe all such legal proceedings whether or not they are or were related to your activities in the securities industry. For the purposes of this question, the term "legal proceeding" is intended to be construed broadly and would be deemed to include, but not be limited to, if you are or have been a party in a lawsuit or arbitration proceeding, if you are or have been the subject of a proceeding initiated by a government agency or as a result of a customer complaint, if you are or have been the subject of a criminal proceeding (including, but not limited to, any proceeding in which you were charged with, convicted of, or pled guilty or no contest to any misdemeanor, felony or other crime). ☐ Yes ☐ No

If yes, describe:

Are you currently, or have you ever been, the subject of an investigation conducted by, or on behalf of, any securities exchange, self-regulatory organization ("SRO") under the Securities Exchange Act of 1934, any futures contract market, exchange or self-regulatory organization (hereinafter collectively referred to as "securities or futures SRO"), or any federal or state securities or futures regulatory agency or commission regarding your activities? ☐ Yes ☐ No

If yes, describe:

Are you currently, or have you been, a party in a disciplinary proceeding conducted by, or on behalf of, any securities or futures SRO, or any federal or state securities or futures regulatory agency or commission regarding your activity? ☐ Yes ☐ No

If yes, describe:

Have you ever been sanctioned by any securities or futures SRO or any federal or state securities or futures regulatory agency or commission, including, but not limited to the following? ☐ Yes ☐ No

If yes, please check the appropriate box and describe: ☐ Bar ☐ Censure ☐ Fine ☐ Suspension

Are you a member of any national securities exchange, national securities association, or commodities exchange?

☐ Yes ☐ No

## FINANCIAL INFORMATION

**I. Debts to Exchange(s) or Exchange Participant(s) – verbal and written**

Do you owe any monies to Cboe Options, another national securities exchange, a national securities association, a national futures association or a commodities exchange **that are overdue** (including, but not limited to, any overdue fees, charges, dues, assessments, fines or other amounts)? ☐ Yes ☐ No

If yes, please identify:

To Whom: ______________________________ Amount: $____________

If yes, have satisfactory arrangements been made to repay this debt? ☐ Yes ☐ No

Please describe:

Do you owe any monies to any Cboe Options permit holder or to any participant of another national securities exchange, a national securities association, a national futures association, or a commodities exchange? ☐ Yes ☐ No

If yes, please identify:

To Whom: ______________________________ Amount: $____________

If yes, have satisfactory arrangements been made to repay this debt? ☐ Yes ☐ No

Please describe:

**II. Financing Arrangements**

Cboe Options Rule 11.6 governs the financing of Market Makers by non-broker-dealers. Each Market Maker who makes an arrangement with a non broker-dealer to finance the Market Maker's transaction as a Market Maker is required by Rule 11.6 to identify to the Department of Regulatory Services (i) the source(s) of any such financing, (ii) the terms of any such financing and (iii) the termination of, or any changes to, any such financing arrangement. The form to be used to report any such financing arrangement is available from the Department of Regulatory Services.

If you are applying to be approved as a Market Maker, have you received any financing from, or made any financing arrangement with, any non-broker-dealer to finance your transactions as a Market Maker? ☐ Yes ☐ No

If yes, please describe:

If yes, have you filed with the Department of Regulatory Services a completed form to report this financing along with a copy of the loan agreement? ☐ Yes ☐ No

If no, please contact Regulatory Interpretations at 312.786.8141 for questions on how to obtain the forms.

☐ I hereby state that I have read and understand the contents of this financial information and attest that such statement represents a true reflection of my financial condition as of the date of this submission. **Please note that it may be considered a rule violation for an applicant for any type of Trading Permit to make a misstatement on any documents submitted to the Cboe Options.**

# Consent to Jurisdiction and Certifications

By executing this Application, the undersigned individual hereby agrees on behalf of himself/herself and his/her related parties as follows:

To abide by the bylaws and rules of Cboe Exchange, Inc. ("Cboe Options") as they shall be in effect from time to time.

I authorize any governmental agency, national securities exchange, national securities association, commodities exchange and all my former employers and other persons to furnish to Cboe Options, upon its request, any information they may have concerning my character, ability, business activities, reputation and employment history, and I hereby release each such person from any and all liability of whatsoever nature by reason of furnishing such information to Cboe Options.

I authorize Cboe Options to make available to any governmental agency, national securities exchange, national securities association, commodities exchange or other entity (upon such entity's showing of proper authority and need) any information it may have concerning me, and I hereby release Cboe Options from any and all liability of whatsoever nature by reason of furnishing such information.

I agree to promptly update my application materials if any of the information provided in these materials becomes inaccurate or incomplete after the date of submission of my application to Cboe Options and prior to any approval of the application.

I acknowledge and agree that under the Fair Credit Reporting Act, Cboe Options may procure or cause to be prepared an investigative consumer report on me, including, without limitation, information as to my character, general reputation, personal characteristics, employment, clearing firm, finances, financial litigation, mode of living, and credit reports, as applicable. The Federal Trade Commission's "A Summary of Your Rights Under the Fair Credit Reporting Act" is available here.

I agree to be subject to the jurisdiction of the U.S. federal courts and Illinois state courts.

I recognize that the statements in the application materials furnished to Cboe Options may be verified by investigation, and hereby declare that they are true, complete and accurate.

________________________________________

Signature of Applicant

________________________________________

Printed Name

________________________________________

Date

## Cboe Exchange, Inc.
## Nominee Authorization, Guarantee and Certification

______________________________________________ ______________________

Name of Individual Nominee Acronym

______________________________________________

Name of Trading Permit Holder ("TPH") Organization

______________________________________________

Description of the Functions and Responsibilities to Be Performed by Individual for TPH Organization

Approximate Average Number of Hours Per Week During Which Individual Will Be Performing Functions and Responsibilities for TPH Organization ______________

Pursuant to Cboe Options Rule 3.9, TPH organization (i) authorizes Individual to represent TPH organization with respect to all matters relating to the Exchange; (ii) agrees to be responsible for all obligations arising out of Individual's representation of TPH organization in all matters relating to the Exchange; and (iii) agrees to guarantee payment of all monetary disciplinary sanctions assessed against Individual with respect to activity that takes place while Individual is a Nominee of a TPH organization.

Cboe Options Rule 3.9 provides that every nominee of a TPH organization must be materially involved in the daily operation of the Exchange business activities of the TPH organization for which the person is a nominee.

TPH organization hereby certifies to the Exchange that Individual will be materially involved in the daily operation of the Exchange business activities of the above-referenced TPH organization.

In the event that Individual acts as an independent Market-Maker and/or an independent Floor Broker pursuant to Cboe Options Rule 3.9, TPH organization agrees pursuant to Cboe Options Rule 3.9 to guarantee all obligations arising out of Individual's activities as an independent Market-Maker and/or an independent Floor Broker.

TPH organization acknowledges that the TPH organization's responsibility for obligations arising out of Individual's activities as provided in the above paragraphs shall include responsibility for all obligations to the Exchange and all obligations to other Exchange Trading Permit Holders resulting from Exchange transactions or transactions in other securities made by Individual.

This authorization, guarantee and certification shall only apply with respect to time periods during which Individual is effective in the status of a Nominee of the TPH organization.

______________________________________________

Printed Name

______________________________________________

Signature of Authorized Officer, Partner or Managing Member of TPH

______________________________________________

Title

______________________________________________

Date

# Cboe Exchange, Inc.
## Trading Permit Holder Organization Application for an Order Service Firm

Any currently approved Trading Permit Holder ("TPH") Organization of Cboe Exchange, Inc. ("Cboe Options") is eligible to conduct business as an order service firm that Cboe Options specifically approves the TPH to conduct business as an order service firm. To qualify, a TPH Organization must complete and submit all materials listed on the Application Checklist below via email to MembershipServices@cboe.com.

Applicants are required to update any information submitted in this application when and if it becomes inaccurate or incomplete while this application is pending.

### APPLICATION CHECKLIST

**Items required from all applicants:**

- ☐ TPH Organization Application to Conduct Business for an Order Service Firm
- ☐ Copy of the most recent net capital computation, *if applicable*
- ☐ Balance sheet
- ☐ Income statement
- ☐ Copy of the most recent annual audited report, *if applicable*
- ☐ Description of the Organization's Brokers' Blanket Bond arrangement, *if applicable*
- ☐ Description of how and where stock orders or futures orders are routed for execution
- ☐ Description of the mechanism in place to prevent errors
- ☐ Copy of Organization's written procedures for liquidation of errors
- ☐ Copies of the most recent monthly error account and proprietary account statements
- ☐ Application fee

  Please refer to 'Application-Related Fees' section of the Cboe Fee Schedule for current pricing information. Application fees will be billed electronically through the firms OCC account and are non-refundable.

**Item required to become effective:**

- ☐ Order Service Firm Letter of Guarantee

Note: All application materials sent to Cboe Options will be reviewed for completeness.

Cboe Options may request applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process. If you have questions on completing the application, you may direct them to Membership Services at MembershipServices@cboe.com or 312.786.7449. In addition, please refer to Cboe Options' website at http://markets.cboe.com for additional information regarding the approval process.

# Cboe Exchange, Inc.
## Trading Permit Holder Organization Application for an Order Service Firm

| GENERAL INFORMATION | | |
|---|---|---|
| Name of TPH Organization: | | |
| Tax ID #: | CRD #: | SEC #: 8- |
| Address of Principal Office: | | |
| City: | State: | Zip: |

**TYPE OF ORGANIZATION**

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Other – Specify: ______________________

**NATIONAL SECURITIES EXCHANGE OR ASSOCIATION (check all that apply)**

☐ BOX Exchange LLC
☐ Cboe BYX Exchange, Inc.
☐ Cboe BZX Exchange, Inc.
☐ Cboe C2 Exchange, Inc.
☐ Cboe EDGA Exchange, Inc.
☐ Cboe EDGX Exchange, Inc.
☐ Cboe Exchange, Inc.
☐ Financial Industry Regulatory Authority
☐ The Investors Exchange LLC
☐ Long-Term Stock Exchange, Inc.
☐ Miami International Securities Exchange
☐ MIAX Emerald, LLC
☐ MIAX PEARL, LLC
☐ Nasdaq BX, Inc.
☐ Nasdaq GEMX, LLC
☐ Nasdaq ISE, LLC
☐ Nasdaq MRX, LLC
☐ Nasdaq PHLX, LLC
☐ The Nasdaq Stock Market
☐ New York Stock Exchange, LLC
☐ NYSE Arca, Inc.
☐ NYSE Chicago, Inc.
☐ NYSE MKT LLC
☐ NYSE National, Inc.

☐ Other ______________________________

Name of Applicant's Designated Examining Authority (DEA):

| CLEARING CORPORATION and/or DEPOSITORY | |
|---|---|
| If applicable, list the clearing corporation(s) and/or depository(ies) in which the TPH Organization is either a current or pending participant. | |
| Clearing Corporation: | Depository: |
| Clearing Corporation: | Depository: |

| DESIGNATED CONTACTS | |
|---|---|
| Name the executive officer, LLC manager or general partner who is/will be responsible for preparation of the financial statement. | |
| Name: | CRD #: |
| Title: | |
| Phone: | Email: |
| | |
| Name the executive officer, LLC manager or general partner who is/will be responsible for risk and/or error control. | |
| Name: | CRD #: |
| Title: | |
| Phone: | Email: |
| | |
| List the firm(s) and contact person(s) with which the TPH Organization maintains its error account(s). | |
| Firm Name: | |
| Contact Person: | |
| Phone: | Email: |
| Firm Name: | |
| Contact Person: | |
| Phone: | Email: |

The undersigned recognizes that the statements herein (and in every supplementary sheet attached hereto) will be verified by investigation and hereby declares that they are true, complete and accurate.

| | |
|---|---|
| Signature of Authorized Officer, Partner Or Managing Member of Applicant | Date |
| Printed Name | Title |

# Cboe Exchange, Inc.
# Order Service Firm Letter of Guarantee

This agreement is made between the undersigned Trading Permit Holder Organization ("Order Service Firm") and Clearing Trading Permit Holder ("Clearing TPH") as of:

________________________________________

Effective Date

WHEREAS, Order Service Firm is a TPH Organization of the Cboe Exchange, Inc. ("Cboe Options") and is registered with Cboe Options for the purpose of taking orders for the purchase and sale of securities or commodity futures contracts (and options thereon) from other Exchange Trading Permit Holders on the floor of the Cboe Options; and

WHEREAS, Clearing Trading Permit Holder is a clearing member of The Options Clearing Corporation,

NOW, THEREFORE, in consideration of the premises and agreements hereinafter set forth, the parties agree for their own benefit and for the benefit of the Exchange and its Trading Permit Holders as follows:

1. Clearing Trading Permit Holder accepts financial responsibility for all orders handled by the Order Service Firm on the floor of Cboe Options and for all financial obligations of the Order Service Firm to the Exchange.

2. This guarantee shall remain in full force and effect until a written notice of revocation has been filed with the Membership Services Department. If such written notice is not filed with the Membership Services Department at least one hour prior to the opening of trading on a particular trading day, such revocation shall not become effective until the close of trading on such day. Upon the request of the Clearing Trading Permit Holder that files the written notice of revocation, the Exchange shall post notice of the revocation. Revocation of this guarantee shall not relieve Clearing Trading Permit Holder of responsibility for the liabilities guaranteed prior to the effective day of such revocation.

**Trading Permit Holder Organization:**

________________________________________

TPH Organization Name

________________________________________

Signature of Authorized Officer, Partner or Managing Member of TPH

________________________________________

Printed Name

________________________________________

Title

________________________________________

Date

**Clearing Trading Permit Holder:**

________________________________________

Clearing TPH Name

________________________________________

Signature of Authorized Officer, Partner or Managing Member of Clearing TPH

________________________________________

Printed Name

________________________________________

Title

________________________________________

Date

# Cboe Exchange, Inc.
# Trading Permit Holder Organization Application

In order to become a Trading Permit Holder ("TPH") of Cboe Exchange, Inc. ("Cboe Options") an applicant must complete and submit all materials listed on the Application Checklist below via email to MembershipServices@cboe.com.

Applicants are required to answer ***every*** question and provide the requested information in each field. Applicants may answer not applicable ("N/A") where appropriate. For all areas requesting a CRD #, Applicants are required to provide an ID number or mark N/A. Applicants are required to update any information submitted in this application when and if it becomes inaccurate or incomplete while this application is pending. All documents must be in English.

## APPLICATION CHECKLIST

**Items required for application approval:**

☐ TPH Organization Application

☐ IRS Form W-9 or W-8

☐ Most recent audited annual financial statements or focus report

☐ Organizational Documents: Articles of Incorporation and Bylaws; Partnership Agreement and Registration Certificate; Limited Liability Company Operating Agreement and Registration Certificate or equivalent documentation

☐ SEC Broker-Dealer Registration Application (Form BD) – copy of most current filing

☐ Organization Consent to Jurisdiction for each Entity named on Schedule A of Form BD

☐ Individual Consent to Jurisdiction for the Responsible Person, Account Administrator and each Direct Owner, Executive Officer or Control Person that is required to be disclosed on Schedule A of Form BD

☐ A Form U-4 for the Responsible Person and each Direct Owner, Executive Officer or Control Person that is required to be disclosed on Schedule A of Form BD, if not available on WebCRD

☐ Fingerprints for the Responsible Person and each Direct Owner, Executive Officer or Control Person that is required to be disclosed on Schedule A of Form BD

☐ Appropriate qualification examinations and registrations for the Responsible Person and each Direct Owner, Executive Officer or Control Person that is required to be disclosed on Schedule A of Form BD

☐ Confirmation of OCC approval – *applicable to clearing members*

☐ Supplemental Application Form – *if applicable*
Approved Foreign Jurisdictions are identified here. Supplemental Application Forms are available here.

☐ Application fee
Please refer to 'Application-Related Fees' section of the Cboe Fee Schedule for current pricing information. Application fees will be billed electronically through the firms OCC account and are non-refundable.

**Items required to become effective:**

☐ TPH Organization Letter of Guarantee – *applicable to non-clearing members*

☐ Self Clearing TPH Letter of Guarantee – *applicable to clearing members*

☐ Self Clearing or Organization TPH Letter of Guarantee – *applicable to the global trading hours session*

☐ Confirmation of OCC activation – *applicable to clearing members*

☐ TPH Activation / Termination Form

Note: All application materials sent to Cboe Options will be reviewed for completeness.

Cboe Options may request applicants to submit documentation in addition to what is listed in the application Checklist during the application review process. If you have questions on completing the application, you may direct them to Membership Services at MembershipServices@cboe.com or 312.786.7449. In addition, please refer to Cboe's website at http://markets.cboe.com for additional information regarding the approval process.

# Cboe Exchange, Inc.
# Trading Permit Holder Organization Application

| GENERAL INFORMATION | | |
|---|---|---|
| Name of Applicant: | | |
| Tax ID #: | CRD #: | SEC #: 8- |
| Address of Principal Office: | | |
| City: | State/Province: | Zip/Mail Code: |
| Country: | | |

| BILLING ADDRESS | | |
|---|---|---|
| Address of Billing Office: | | |
| City: | State: | Zip: |

| BUSINESS CONTACT | BILLING CONTACT |
|---|---|
| Name: | Name: |
| Title: | Title: |
| CRD #: | CRD #: |
| Email: | Email: |
| Phone: | Phone: |

| COMPLIANCE CONTACT | REGULATORY CONTACT |
|---|---|
| Name: | Name: |
| Title: | Title: |
| CRD #: | CRD #: |
| Email: | Email: |
| Phone: | Phone: |

| TRADING CONTACT | TECHNICAL CONTACT |
|---|---|
| Name: | Name: |
| Title: | Title: |
| CRD #: | CRD #: |
| Email: | Email: |
| Phone: | Phone: |

**TYPE OF ORGANIZATION**

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Other – Specify: ______________________

Organized under the laws of: ______________________________________

## TYPE OF BUSINESS ACTIVITIES CONDUCTED BY APPLICANT (check all that apply)

Will the Applicant have a Cboe Options trading floor presence? ☐ Yes ☐ No

If yes, please select applicable floor type. ☐ Associated with a Floor Broker ☐ Market Maker

Electronic access capacities are identified below. Please check all that apply.

☐ Electronic Execution ☐ Market Maker ☐ Proprietary Trading ☐ Order Service Firm*

☐ Transact Business with the Public* ☐ Other – Specify: ____________________

☐ Clearing - Will the Applicant also guarantee transactions during the Global Trading Hours session? ☐ Yes ☐ No

**An Application to qualify as such is required and should be submitted in conjunction with this application.*

## BROKER DEALER INFORMATION

Is the organization registered with the SEC, under Section 15 of the Securities Exchange Act of 1934, as a broker-dealer (BD) through the Central Registration Depository (CRD)? ☐ Yes ☐ No

If yes, confirm the organization's CRD and SEC BD # are noted in the General Information section of this application.

Name of Applicant's Designated Examining Authority (DEA): ____________________

If no, the organization must complete Form BD and submit one copy with this application.

## DESIGNATED CLEARING FIRM

Identify the Clearing TPH issuing the guarantee for the Applicant's activity on Cboe Options:

| | |
|---|---|
| Name: | OCC #: |

## FINANCIAL INFORMATION

**I. Debts to Exchange(s) or Exchange Participant(s) – verbal and written**

Does the organization owe any monies to Cboe Options, another national securities exchange, a national securities association, a national futures association or a commodities exchange **that are overdue** (including, but not limited to, any overdue fees, charges, dues, assessments, fines or other amounts)? ☐ Yes ☐ No

If yes, please identify:

To Whom: ____________________ Amount: $____________

If yes, have satisfactory arrangements been made to repay this debt? ☐ Yes ☐ No

Please describe:

Does the organization owe any monies to any Cboe Options permit holder or to any participant of another national securities exchange, a national securities association, a national futures association, or a commodities exchange? ☐ Yes ☐ No

If yes, please identify:

To Whom: ____________________ Amount: $____________

If yes, have satisfactory arrangements been made to repay this debt? ☐ Yes ☐ No

Please describe:

**II. Financing Arrangements**

Cboe Options Rule 11.6 governs the financing of Market Makers by non-broker-dealers. Each Market Maker who makes an arrangement with a non broker-dealer to finance the Market Maker's transaction as a Market Maker is required by Rule 11.6 to identify to the Department of Regulatory Services (i) the source(s) of any such financing, (ii) the terms of any such financing and (iii) the termination of, or any changes to, any such financing arrangement. The form to be used to report any such financing arrangement is available from the Department of Regulatory Services.

If the organization is applying to be approved as a Market Maker, have you received any financing from, or made any financing arrangement with, any non-broker-dealer to finance your transactions as a Market Maker? ☐ Yes ☐ No

If yes, please describe:

If yes, has the organization filed with the Department of Regulatory Services a completed form to report this financing along with a copy of the loan agreement? ☐ Yes ☐ No

If no, please contact Regulatory Interpretations at 312.786.8141 for questions on how to obtain the forms.

Securities and Exchange Commission ("SEC") Rule 15c3-1d governs the financing of a Cboe Options permit holder broker-dealer by another broker-dealer. Any Cboe Options broker-dealer that borrows funds from another broker-dealer that are to be used for trading or other business purposes is required by SEC Rule 15c3-1d to do so pursuant to a subordinated loan agreement that has been filed with an approved by the Department of Regulatory Services. Subordinated Loan Agreement forms are available from the Department of Regulatory Services.

If you are applying to be approved as a broker-dealer, have you borrowed funds from any broker-dealer that are to be used for trading or other business purposes? ☐ Yes ☐ No

If yes, please describe:

If yes, has the organization filed a subordinated loan agreement with the Department of Regulatory Services with respect to this loan and obtained approval of the loan from that department? ☐ Yes ☐ No

If no, please contact Regulatory Interpretations at 312.786.8141 for questions on how to obtain the forms.

☐ I hereby state that I have read and understand the contents of this financial information and attest that such statement represents a true reflection of my financial condition as of the date of this submission. **Please note that it may be considered a rule violation for an applicant for any type of Trading Permit to make a misstatement on any documents submitted to the Cboe Options.**

## RESPONSIBLE PERSON

A TPH organization that provides **electronic access** to Cboe Options must designate at least one individual (Responsible Person) as a contact person to represent the organization with respect to all matters relating to Cboe Options. The Responsible Person must be a United States based officer, director or management-level employee of the TPH, who is responsible for the direct supervision and control of Associated Persons of the TPH. Each Responsible Person must sign an Individual Consent to Jurisdiction and hold the appropriate qualification examinations and registrations [e.g., TP (Series 24)] on WebCRD. A Responsible Person for a Foreign TPH does not need to be U.S.-based, but must be an individual registered in WebCRD. Refer to Rule 3.9. Responsible Persons and Nominees.

| | |
|---|---|
| Name: | CRD #: |
| Title: | |
| Phone: | Email: |

| ACCOUNT ADMINISTRATORS |
|---|
| A TPH must designate an Account Administrator who will be authorized to grant permission and user access within the Cboe Customer Web Portal. More than one Account Administrator may be designated and there is not a maximum number of Account Administrators allowed per permit holder. Account Administrations will be able to grant access to tools within the Customer Web Portal including, but not limited to trade data downloads; order lookup; historical market data subscription; latency statistics; logical port request, modify or delete form; physical connection request form; invoices and billing files. Each initial Account Administrator must sign and Individual Consent to Jurisdiction. |

| | |
|---|---|
| Name: | CRD #: |
| Title: | |
| Phone: | Email: |

| | |
|---|---|
| Name: | CRD #: |
| Title: | |
| Phone: | Email: |

## Organization Consent to Jurisdiction and Certifications

By executing this application, the undersigned agrees on behalf of the organization and its related parties as follows:

To abide by the rules of Cboe Exchange, Inc. ("Cboe Options") as they shall be in effect from time to time.

The organization authorizes any governmental agency, national securities exchange, national securities association, commodities exchange or other entity to furnish to Cboe Options, upon its request, any information they may have concerning the organization and the organization hereby releases each such entity from any and all liability of whatsoever nature by reason of furnishing such information to Cboe Options.

The organization authorizes Cboe Options to make available to any governmental agency, national securities exchange, national securities association, commodities exchange or other entity (upon such entity's showing of proper authority and need) any information Cboe Options may have concerning the organization and the organization hereby releases Cboe Options from any and all liability of whatsoever nature by reason of furnishing such information.

The organization certifies that all associated persons required to be fingerprinted have been fingerprinted and the organization affirms that it is not associated with a person subject to a statutory disqualification, unless any such individual's association is otherwise appropriately approved by an SRO.

The organization agrees to promptly update its application materials if any of the information provided in those materials become inaccurate or incomplete after the date of submission of its application to Cboe Options and prior to any approval of the application.

The organization agree to be subject to the jurisdiction of the U.S. federal courts and Illinois state courts.

The organization recognizes that the statements in the application materials furnished to Cboe Options may be verified by investigation and hereby declares that they are true, complete and accurate.

Signature of Authorized Officer, Partner Or Managing Member of Applicant

Date

Printed Name

Title

# Cboe Exchange, Inc.
## Trading Permit Holder Organization Application to Transact Business with the Public

Any currently approved Trading Permit Holder ("TPH") Organization of Cboe Exchange, Inc. ("Cboe Options") is eligible to transact business with the public provided that Cboe Options specifically approves the TPH to transact business with the public. To qualify, a TPH Organization must complete and submit all materials listed on the Application Checklist below via email to MembershipServices@cboe.com.

Applicants are required to update any information submitted in this application when and if it becomes inaccurate or incomplete while this application is pending.

### APPLICATION CHECKLIST

**Items required from all applicants:**

☐ TPH Organization Application to Transact Business with the Public

☐ List of registered options principals and registered representatives qualified for options trading, include individuals CRD #

☐ Copy of Organization's options written supervisory procedures

☐ Copy of the most recent net capital computation

☐ Balance sheet

☐ Income statement

☐ Copy of the most recent annual audited report, *if applicable*

☐ Description of the Organization's Brokers' Blanket Bond arrangement

☐ Application fee

Please refer to 'Application-Related Fees' section of the Cboe Fee Schedule for current pricing information. Application fees will be billed electronically through the firms OCC account and are non-refundable.

**Additional Items required for an Introducing Firm and/or a Clearing Participant:**

☐ List of branch office locations and branch office managers

☐ Copy of the method utilized for the allocation of exercise notices as sent to customers if not included in the customer options agreement

☐ Blank copies of:

- Customer information form
- Options agreement
- Discretionary trading authorization
- New account form
- Fully disclosed and/or omnibus trading agreements
- Transaction confirmation and account statement
- Special risk disclosure document for uncovered options

**Additional Items required for a Firm conducting an execution business of orders received directly from non-broker-dealers:**

☐ Copy of execution/clearing agreement with customer and Clearing TPH that customer account clears with

☐ Copy of Organization's order entry procedures

Note: All application materials sent to Cboe Options will be reviewed for completeness.

Cboe Options may request applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process. If you have questions on completing the application, you may direct them to Membership Services at MembershipServices@cboe.com or 312.786.7449. In addition, please refer to Cboe's website at http://markets.cboe.com for additional information regarding the approval process.

# Cboe Exchange, Inc.
## Trading Permit Holder Organization Application to Transact Business with the Public

| GENERAL INFORMATION | | |
|---|---|---|
| Name of TPH Organization: | | |
| Tax ID #: | CRD #: | SEC #: 8- |
| Address of Principal Office: | | |
| City: | State: | Zip: |

**APPLICATION TYPE**

Applying as:

☐ Introducing Firm and/or Clearing TPH

☐ Firm conducting an executing business of orders received directly from non-broker-dealers

**TYPE OF ORGANIZATION**

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Other – Specify: ____________________

**NATIONAL SECURITIES EXCHANGE OR ASSOCIATION** (check all that apply)

☐ BOX Exchange LLC
☐ Cboe BYX Exchange, Inc.
☐ Cboe BZX Exchange, Inc.
☐ Cboe C2 Exchange, Inc.
☐ Cboe EDGA Exchange, Inc.
☐ Cboe EDGX Exchange, Inc.
☐ Cboe Exchange, Inc.
☐ Financial Industry Regulatory Authority
☐ The Investors Exchange LLC
☐ Long-Term Stock Exchange, Inc.
☐ Miami International Securities Exchange
☐ MIAX Emerald, LLC
☐ MIAX PEARL, LLC
☐ Nasdaq BX, Inc.
☐ Nasdaq GEMX, LLC
☐ Nasdaq ISE, LLC
☐ Nasdaq MRX, LLC
☐ Nasdaq PHLX, LLC
☐ The Nasdaq Stock Market
☐ New York Stock Exchange, LLC
☐ NYSE Arca, Inc.
☐ NYSE Chicago, Inc.
☐ NYSE MKT LLC
☐ NYSE National, Inc.

☐ Other ____________________

Name of Applicant's Designated Examining Authority (DEA):

| FINANCIAL AND OPERATIONS PRINCIPAL (FINOP) | |
|---|---|
| Name: | CRD #: |
| Title: | |
| Phone: | Email: |

| CERTIFIED PUBLIC ACCOUNTANT | | |
|---|---|---|
| Name of Organization's Certified Public Accountant: | | |
| Address: | | |
| City: | State: | Zip Code: |

The undersigned recognizes that the statements herein (and in every supplementary sheet attached hereto) will be verified by investigation and hereby declares that they are true, complete and accurate.

| | |
|---|---|
| Signature of Authorized Officer, Partner Or Managing Member of Applicant | Date |
| Printed Name | Title |

# Cboe Exchange, Inc.
# Individual Consent to Jurisdiction

I hereby agree to abide by the Bylaws and Rules of Cboe Exchange, Inc. ("Cboe Options"), as they shall be in effect from time to time.

I authorize any governmental agency, national securities exchange, national securities association, commodities exchange and all of my former employers and other persons to furnish to Cboe Options, upon its request, any information they may have concerning my character, ability, business activities, reputation and employment history and I hereby release each such person from any and all liability of whatsoever nature by reason of furnishing such information to Cboe Options.

I authorize Cboe Options to make available to any governmental agency, national securities exchange, national securities association, commodities exchange or other entity (upon such entity's showing of proper authority and need) any information Cboe Options may have concerning me, and I hereby release Cboe Options from any and all liability of whatsoever nature by reason of furnishing such information.

I agree to promptly update my application materials if any of the information provided in these materials becomes inaccurate or incomplete after the date of submission of my application to Cboe Options and prior to any approval of the application.

I acknowledge and agree that under the Fair Credit Reporting Act, Cboe Options may procure or cause to be prepared an investigative consumer report on me, including, without limitation, information as to my character, general reputation, personal characteristics, employment, clearing firm, finances, financial litigation, mode of living, and credit reports, as applicable. The Federal Trade Commission's "A Summary of Your Rights Under the Fair Credit Reporting Act" is available here.

I recognize that the statements in the application materials furnished to Cboe Options may be verified by investigation, and hereby declare that they are true, complete and accurate.

________________________________________

Signature

________________________________________

Printed Name

________________________________________

Title

________________________________________

Name of Organization

________________________________________

Date

Note: All Responsible Person(s) and each associated person of a TPH organization that is required to be disclosed on Exchange Act Form BD as a direct owner, control person or executive officer is required to complete this form.

# Cboe Exchange, Inc.
## Organization Consent to Jurisdiction

The undersigned organization hereby agrees to abide by the Bylaws and Rules of the Cboe Exchange, Inc. ("Cboe Options"), as they shall be in effect from time to time.

The undersigned organization authorizes any governmental agency, national securities exchange, national securities association, commodities exchange or other entity to furnish to Cboe Options, upon its request, any information they may have concerning the organization, and the organization hereby releases each such entity from any and all liability of whatsoever nature by reason of furnishing such information to Cboe Options.

The undersigned organization authorizes Cboe Options to make available to any governmental agency, national securities exchange, commodities exchange or other entity (upon such entity's showing of proper authority and need) any information Cboe Options may have concerning the organization, and the organization hereby releases Cboe Options from any and all liability of whatsoever nature by reason of furnishing such information.

The undersigned organization agrees to promptly update its application materials if any of the information provided in these materials becomes inaccurate or incomplete after the date of submission of its application to Cboe Options and prior to any approval of the application.

The undersigned organization recognizes that the statements in the application materials furnished to Cboe Options may be verified by investigation, and hereby declare that they are true, complete and accurate.

________________________________________
Name of Organization

________________________________________
Signature of Authorized Officer, Partner or Managing Member of the Organization

________________________________________
Printed Name

________________________________________
Title

________________________________________
Date

## Cboe Exchange, Inc.
## Flexible Exchange (FLEX) Options Trader Application

The undersigned Cboe Options Exchange ("Cboe Options") Trading Permit Holder ("TPH") hereby applies to become eligible to trade FLEX Options in the following capacity(ies):

- ☐ Individual Market-Maker
- ☐ Market-Maker Organization
- ☐ Individual Floor Broker
- ☐ Order Entry Firm

The undersigned Trading Permit Holder has read and understands the rules, regulations and financial obligations as stated in Chapters 3, 4 and 5of the Cboe Exchange, Inc. Rules as they apply to FLEX Options.

**Individual Trading Permit Holders (if applicable):**

______________________________
Individual TPH Name (Nominee)

______________________________
Acronym

______________________________
Signature of Individual TPH

______________________________
Date

**Trading Permit Holder Organizations:**

______________________________
TPH Organization Name

______________________________
Signature of Authorized Officer, Partner or Managing Member of TPH

______________________________
Printed Name

______________________________
Title

______________________________
Date

**Letter of Guarantee Authorization**

In connection with the FLEX Option qualification of the above named Trading Permit Holder(s), the undersigned Clearing Trading Permit Holder guarantees and assumes financial responsibility for (i) all FLEX Options transactions in open outcry on Cboe Options of the above named Trading Permit Holder(s) and (ii) all FLEX Options transactions on Cboe Options resulting from orders, bids, offers, and other messages that are transmitted electronically to Cboe Options made by the above named Trading Permit Holder(s). The Clearing Trading Permit Holder guarantees and assumes financial responsibility for such transactions on Cboe Options even if orders, bids, offers or other messages transmitted to Cboe Options through any electronic access to Cboe Options provided to the above named Trading Permit Holder(s) (i) were entered as a result of a failure in applicable security and/or credit controls, (ii) were entered by an unknown or unauthorized user, or (iii) exceeded Clearing Trading Permit Holder's credit parameters.

______________________________
Clearing Trading Permit Holder

______________________________
OCC Clearing #

______________________________
Signature of Authorized Officer, Partner or Managing Member of Clearing TPH

______________________________
Printed Name

______________________________
Title

______________________________
Date

Updated October 7, 2019

# Cboe Exchange, Inc.
## Individual Trading Permit Holder Letter of Guarantee

_______________________________ _______________

Individual Trading Permit Holder Name Acronym

_______________________________

Trading Permit Holder Organization Name

❑ Individual Market Maker

The Individual Trading Permit Holder ("TPH") noted above has represented to the undersigned Clearing TPH, a Member of the Options Clearing Corporation, that it is registered as a Market Maker on the Cboe Options Exchange ("Cboe Options"). In accordance with Rule 3.61 of the rules of Cboe Options, the undersigned Clearing TPH accepts financial responsibility for all Cboe Options transactions made by the above referenced Individual TPH when executing such transactions through the undersigned Clearing TPH. This letter shall be deemed to be a Letter of Guarantee and shall remain in effect until a written notice of revocation has been filed with the Exchange. Any such revocation shall in no way relieve the undersigned Clearing TPH of responsibility for Exchange transactions guaranteed prior to the effective date of the revocation.

❑ Individual Floor Broker

The Individual Trading Permit Holder ("TPH") noted above has represented to the undersigned Clearing TPH, a Member of the Options Clearing Corporation, that it is registered as a Floor Broker on the Cboe Options Exchange ("Cboe Options"). In accordance with Rule 3.61 of the rules of Cboe Options, the undersigned Clearing TPH accepts financial responsibility for all Cboe Options transactions made by the above referenced Individual TPH when executing such transactions through the undersigned Clearing TPH. This letter shall be deemed to be a Letter of Guarantee and shall remain in effect until a written notice of revocation has been filed with the Exchange. Any such revocation shall in no way relieve the undersigned Clearing TPH of responsibility for Exchange transactions guaranteed prior to the effective date of the revocation.

_______________________________

Clearing TPH Name

_______________________________

OCC Clearing Number

_______________________________

Signature of Authorized Officer, Partner or Managing Member of Clearing TPH

_______________________________

Printed Name

_______________________________

Title

_______________________________

Date

# Cboe Exchange, Inc.
## Self Clearing Trading Permit Holder Letter of Guarantee

**NOTICE OF CONSENT** – To be completed by Self Clearing Trading Permit Holder

_______________________________________________

Clearing Trading Permit Holder ('TPH') Name

The Clearing Participant noted above represents that it is a self clearing member of The Options Clearing Corporation ("OCC"), a clearing agency registered with the Securities Exchange Commission pursuant to Section 17A of the Securities Exchange Act of 1934. The Clearing TPH further represents it is a registered Clearing TPH of the Cboe Options Exchange ("Cboe Options" or "Exchange") requesting to have its OCC number(s) added to the Exchange's system to facilitate clearance and settlement of transactions made by the Clearing TPH and other Trading Permit Holders of the Exchange.

In accordance with Rule 3.61 of the rules of Cboe Options, the Clearing TPH accepts financial responsibility for all Cboe Options transactions made by the Clearing TPH. This letter shall be deemed to be a Letter of Guarantee and shall remain in effect until a written notice of revocation has been filed with the Exchange. Any such revocation shall in no way relieve the Clearing TPH of responsibility for Exchange transactions guaranteed prior to the effective date of the revocation.

_______________________________________________

OCC Clearing Number(s)

_______________________________________________

Signature of Authorized Officer, Partner or Managing Member of Clearing TPH

_______________________________________________

Printed Name

_______________________________________________

Title

_______________________________________________

Date

# Cboe Exchange, Inc.

## Global Trading Hours (GTH)

## Self Clearing Trading Permit Holder Letter of Guarantee

**NOTICE OF CONSENT** – To be completed by Self Clearing Trading Permit Holder

______________________________________

Clearing Trading Permit Holder ('TPH') Name

The Clearing Participant noted above represents that it is a self clearing member of The Options Clearing Corporation ("OCC"), a clearing agency registered with the Securities Exchange Commission pursuant to Section 17A of the Securities Exchange Act of 1934. The Clearing TPH further represents it is a registered Clearing TPH of the Cboe Options Exchange ("Cboe Options" or "Exchange") requesting to have its OCC number(s) added to the Exchange's system to facilitate clearance and settlement of transactions made by the Clearing TPH and other Trading Permit Holders of the Exchange during the Global Trading Hours session.

In accordance with Rule 3.61 of the rules of Cboe Options, the Clearing TPH accepts financial responsibility for all Cboe Options transactions made by the Clearing TPH during the Global Trading Hours session. This letter shall be deemed to be a Letter of Guarantee and shall remain in effect until a written notice of revocation has been filed with the Exchange. Any such revocation shall in no way relieve the Clearing TPH of responsibility for Exchange transactions guaranteed prior to the effective date of the revocation.

______________________________________

OCC Clearing Number(s)

______________________________________

Signature of Authorized Officer, Partner or Managing
Member of Clearing TPH

______________________________________

Printed Name

______________________________________

Title

______________________________________

Date

# Cboe Exchange, Inc.
## Trading Permit Holder Organization Letter of Guarantee

**NOTICE OF CONSENT** – To be completed by Clearing Trading Permit Holder

________________________________________
Trading Permit Holder Name

The Trading Permit Holder ("TPH") noted above has represented to the undersigned Clearing TPH, a Member of the Options Clearing Corporation, that it is registered as a TPH on the Cboe Options Exchange ("Cboe Options"). In accordance with Rule 3.61 of the rules of Cboe Options, the undersigned Clearing TPH accepts financial responsibility for all Cboe Options transactions made by the above referenced TPH when executing such transactions through the undersigned Clearing TPH. This letter shall be deemed to be a Letter of Guarantee and shall remain in effect until a written notice of revocation has been filed with the Exchange. Any such revocation shall in no way relieve the undersigned Clearing TPH of responsibility for Exchange transactions guaranteed prior to the effective date of the revocation.

________________________________________
Clearing TPH Name

________________________________________
OCC Clearing Number(s)

________________________________________
Signature of Authorized Officer, Partner or Managing Member of Clearing TPH

________________________________________
Printed Name

________________________________________
Title

________________________________________
Date

# Cboe Exchange, Inc.

## Global Trading Hours (GTH)

## Trading Permit Holder Organization Letter of Guarantee

**NOTICE OF CONSENT** – To be completed by Clearing Trading Permit Holder

________________________________________
Trading Permit Holder Name

The Trading Permit Holder ("TPH") noted above has represented to the undersigned Clearing TPH, a Member of the Options Clearing Corporation, that it is registered as a TPH on the Cboe Options Exchange ("Cboe Options"). In accordance with Rule 3.61 of the rules of Cboe Options, the undersigned Clearing TPH accepts financial responsibility for all Cboe Options transactions made by the above referenced TPH when executing such transactions through the undersigned Clearing TPH during the Global Trading Hours session. This letter shall be deemed to be a Letter of Guarantee and shall remain in effect until a written notice of revocation has been filed with the Exchange. Any such revocation shall in no way relieve the undersigned Clearing TPH of responsibility for Exchange transactions guaranteed prior to the effective date of the revocation.

________________________________________
Clearing TPH Name

________________________________________
OCC Clearing Number(s)

________________________________________
Signature of Authorized Officer, Partner or Managing
Member of Clearing TPH

________________________________________
Printed Name

________________________________________
Title

________________________________________
Date

# Cboe Exchange, Inc.
## Trading Permit Holder Activation / Termination Form

A Trading Permit Holder ("TPH") of Cboe Exchange, Inc. ("C1") requesting to activate or terminate its membership is required to complete this Trading Permit Holder Activation / Termination Form and submit to MembershipServices@cboe.com. A TPH Organization requesting to activate or terminate its membership must also complete and submit a Trading Permit Request Form.

| **Name of TPH Organization** | |
|---|---|
| Member Name: | |
| **Requesting to be made EFFECTIVE as a C1 TPH in the following capacity(ies):** | |
| ☐ Clearing Firm | Effective Date: |
| ☐ Electronic Execution | Effective Date: |
| ☐ Market Maker | Effective Date: |
| ☐ Order Service Firm | Effective Date: |
| ☐ Proprietary Trading | Effective Date: |
| ☐ Transact Business with the Public | Effective Date: |
| ☐ Associated with a Floor Broker | Effective Date: |
| **OR** | |
| **Requesting to be TERMINATED* as a C1 TPH in the following capacity(ies):** | |
| ☐ Clearing Firm | Termination Date: |
| ☐ Electronic Execution | Termination Date: |
| ☐ Market Maker | Termination Date: |
| ☐ Order Service Firm | Termination Date: |
| ☐ Proprietary Trading | Termination Date: |
| ☐ Transact Business with the Public | Termination Date: |
| ☐ Associated with a Floor Broker | Termination Date: |
| *Terminations will be processed at the close of business on the 'Termination Date'. | |

| **Individual Nominee request to be made EFFECTIVE or TERMINATED** | | |
|---|---|---|
| Nominee Name: | | Acronym: |
| ☐ Floor Broker ☐ Floor Market Maker | Effective Date: | |
| ☐ Floor Broker ☐ Floor Market Maker | Termination Date: | |
| For Nominee Termination, should Web Portal Access be disabled? ☐ Yes ☐ No | | |

| **Completed by Authorized Officer, Partner or Managing Member of TPH Organization** | |
|---|---|
| Printed Name: | |
| Signature: | |
| Title: | |
| Date: | |

## Cboe Exchange, Inc.
## Trading Permit Request Form

| Name of TPH Organization |
|---|
| Member Name: |
| Request Effective Date: |

***Note:*** *Permit Removals will be processed at the close of business on the 'Request Effective Date'.*

| Electronic Access Permit Types | ADD | REMOVE |
|---|---|---|
| Clearing TPH Permit | ☐ | ☐ |
| Electronic Market-Maker Permit (EAP MM) | ☐ | ☐ |
| Electronic Access Permit (EAP) | ☐ | ☐ |

***Note:*** *An Electronic Access Permit provides access for an Electronic Execution ('Broker') and/or Proprietary Trading Firm.*

| Floor Permit Types | ADD | REMOVE |
|---|---|---|
| Floor Broker | ☐ No. of Permits ______ | ☐ No. of Permits ______ |
| Market Maker | ☐ No. of Permits ______ | ☐ No. of Permits ______ |

Please fill out the above information indicating the action to be taken for each permit type. E-mail the completed form as an attachment to MembershipServices@cboe.com. Cboe Exchange personnel will contact you regarding your request.

Trading permits will auto renew for the following month unless the Trading Permit Holder requests to have them removed. Requests to **remove trading permits** must be received by **4:00 pm CT on the second-to-last business day** of the prior month to cancel the Trading Permit effective at or prior to the end of the applicable month.

**Please note that if you are adding a floor permit, you must also log into the Customer Web Portal to manage your firm's permit assignments.*

| Completed by Authorized Officer, Partner or Managing Member of TPH Organization | |
|---|---|
| Printed Name: | |
| Signature: | |
| Title: | |
| Date: | |